Earnings Release
ELBIT SYSTEMS REPORTS
FIRST QUARTER 2025 RESULTS

Order backlog at $23.1 billion; Revenues of $1.9 billion; GAAP net income of $107.1 million; Non-GAAP net income of $117.2 million; GAAP net EPS of $2.35; Non-GAAP net EPS of $2.57

Haifa, Israel, May 20, 2025 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the first quarter ended March 31, 2025.

In this release, the Company is providing US-GAAP results as well as non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 10 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

"Elbit Systems announces today another set of strong financial results posting double-digit growth in revenues, operating income and earnings per share for the fourth consecutive quarter, as numerous global conflicts serve to increase defense budgets. Revenues grew by an impressive 22% reflecting the increased demand for our products and solutions globally. Backlog continued to grow during the quarter and stands at over $23 billion up 14% from Q1 2024. Free cash flow generated during the quarter stood at $161 million. We believe Elbit is well positioned to capture and benefit from the opportunities of increasing defense budgets globally and particularly in Europe with our well established subsidiaries across the continent as evident in our published contract wins. We are continuing to invest in increasing our production capacity and optimizing our supply chains in order to address our backlog and the high demand for our products. These results would not be possible without our dedicated employees worldwide, for which I am extremely grateful."

First quarter 2025 results:

Revenues in the first quarter of 2025 were $1,895.8 million, as compared to $1,554.0 million in the first quarter of 2024.

Aerospace revenues increased by 20% in the first quarter of 2025, as compared to the first quarter of 2024 mainly due to increased Precision Guided Munition (PGM) sales in Israel and Asia Pacific. C4I and Cyber revenues increased by 12% mainly due to radio systems and command and control systems sales in Israel and Europe. ISTAR and EW revenues increased by 4% mainly due to Electro-Optic systems sales in Europe. Land revenues increased by 48% due to ammunition and munition sales in Israel and Europe. Elbit Systems of America revenues increased by 18% due to the increase in Warfighters systems and medical instrumentation sales.

For distribution of revenues by segments and geographic regions see the tables on page 9.

Earnings Release

GAAP gross profit in the first quarter of 2025 was $454.3 million (24.0% of revenues), as compared to $374.1 million (24.1% of revenues) in the first quarter of 2024. Non-GAAP(*) gross profit amounted to $460.6 million (24.3% of revenues) in the first quarter of 2025, as compared to $383.4 million (24.7% of revenues) in the first quarter of 2024.

Research and development expenses, net were $114.3 million (6.1% of revenues) in the first quarter of 2025, as compared to $98.5 million (6.3% of revenues) in the first quarter of 2024.

Marketing and selling expenses, net were $100.9 million (5.3% of revenues) in the first quarter of 2025, as compared to $89.1 million (5.7% of revenues) in the first quarter of 2024.

General and administrative expenses, net were $89.4 million (4.7% of revenues) in the first quarter of 2025, as compared to $81.2 million (5.2% of revenues) in the first quarter of 2024.

GAAP operating income in the first quarter of 2025 was $149.7 million (7.9% of revenues), as compared to $105.4 million (6.8% of revenues) in the first quarter of 2024. Non-GAAP(*) operating income was $165.1 million (8.7% of revenues) in the first quarter of 2025, as compared to $121.6 million (7.8% of revenues) in the first quarter of 2024. .

Financial expenses, net were $39.0 million in the first quarter of 2025, as compared to $31.2 million in the first quarter of 2024. The increase in financial expenses during the first quarter of 2025 was mainly due to hedging transactions and the net effect of changes in the exchange rates of different currencies in which the Company operates.

Taxes on income were $16.1 million in the first quarter of 2025, as compared to $11.6 million in the first quarter of 2024.

GAAP net income attributable to the Company's shareholders in the first quarter of 2025 was $107.1 million (5.6% of revenues), as compared to $73.7 million (4.7% of revenues) in the first quarter of 2024. The increase in net income attributable to the Company's shareholders in the first quarter of 2025 was in line with the increase in the Company's activity and order backlog. Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2025 was $117.2 million (6.2% of revenues), as compared to $80.7 million (5.2% of revenues) in the first quarter of 2024.

GAAP diluted earnings per share attributable to the Company's shareholders in the first quarter of 2025 were $2.35, as compared to $1.65 in the first quarter of 2024. Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.57 for the first quarter of 2025, as compared to $1.81 for the first quarter of 2024.

The Company’s order backlog as of March 31, 2025 totaled $23.1 billion. Approximately 66% of the current backlog is attributable to orders outside of Israel. Approximately 51% of the order backlog is scheduled to be performed during the remainder of 2025 and 2026.

Cash flow provided by operating activities in the first quarter of 2025 was $183.6 million, as compared to cash flow used in operating activities of $6.4 million in the first quarter of 2024. The cash flow in the first quarter of 2025 was affected mainly by an increase in net income and an increase in contract liabilities, which were offset by increases in inventories and trade receivables.

* see page 10

Earnings Release

Impact of the “Swords of Iron” War on the Company:

The “Swords of Iron” war, which began on October 7, 2023, following the Hamas terrorists attack on Israeli civilian and military targets, followed by attacks from Iran and other terrorist organizations on different fronts including Hezbolla in Lebanon, the Houthi movement in Yemen and rebel militia in Syria, is still on-going, albeit in varied intensity levels.

Since the commencement of the war, Elbit Systems has experienced a material increase in the demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. At the same time, the Company and its subsidiaries around the world continued to conduct their business in international markets. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

The majority of the Company's facilities in Israel continue to operate uninterrupted. Some of Elbit Systems' operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages, limitations imposed by some countries on exports to Israel and attacks on some of Elbit Systems' global facilities by anti-Israeli organizations.

Elbit Systems has taken a number of steps to protect the safety and security of its employees in Israel and abroad, to support increased production, mitigate existing and potential supply chain disruptions and to maintain business continuity, including increased monitoring of global supply chains to identify delays, shortages and bottlenecks, rescheduling deliveries to certain customers as necessary and maintaining increased inventories. As of March 31, 2025, the percentage of employees called up for reserve duty was approximately 3%. This rate could fluctuate depending on future developments.

The extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Earnings Release

Dividend:

The Board of Directors declared a dividend of $0.60 per share. The dividend’s record date is June 24, 2025. The dividend will be paid on July 7, 2025, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, May 20, 2025, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1.9 billion in revenues for the three months ended March 31, 2025 and an order backlog of $23.1 billion as of such date.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Earnings Release

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements, except as otherwise required by applicable law.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	As of March 31, 2025	As of December 31, 2024
Assets
Cash and cash equivalents	$113,680	$265,351
Short-term bank deposits	341,457	1,330
Trade and unbilled receivables and contract assets, net	3,158,011	2,942,886
Other receivables and prepaid expenses	323,164	371,918
Inventories, net	2,865,496	2,773,696
Total current assets	6,801,808	6,355,181

Investments in affiliated companies and other companies	129,680	126,007
Long-term trade and unbilled receivables and contract assets	477,111	516,299
Long-term bank deposits and other receivables	52,074	67,510
Deferred income taxes, net	39,550	34,064
Severance pay fund	215,254	223,167
Total	913,669	967,047

Operating lease right of use assets	508,232	527,075
Property, plant and equipment, net	1,291,449	1,276,948
Goodwill and other intangible assets, net	1,840,030	1,845,345
Total assets	$11,355,188	$10,971,596

Liabilities and Equity
Short-term bank credit and loans	$507,477	$450,856
Current maturities of long-term loans and Series B, C and D Notes	74,135	74,561
Operating lease liabilities	84,171	84,912
Trade payables	1,445,130	1,343,816
Other payables and accrued expenses	1,281,744	1,207,717
Contract liabilities	2,243,277	2,149,306
Total current liabilities	5,635,934	5,311,168

Long-term loans, net of current maturities	20,673	27,395
Series B, C and D Notes, net of current maturities	274,712	278,529
Employee benefit liabilities	440,540	454,334
Deferred income taxes and tax liabilities, net	75,308	73,916
Contract liabilities	890,624	816,796
Operating lease liabilities	427,351	454,057
Other long-term liabilities	281,791	274,421
Total long-term liabilities	2,410,999	2,379,448

Elbit Systems Ltd.'s equity	3,304,422	3,277,540
Non-controlling interests	3,833	3,440
Total equity	3,308,255	3,280,980
Total liabilities and equity	$11,355,188	$10,971,596

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for share and per share amounts)

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024
Revenues	$1,895,801	$1,553,951	$6,827,871
Cost of revenues	1,441,493	1,179,802	5,186,051
Gross profit	454,308	374,149	1,641,820

Operating expenses:
Research and development, net	114,269	98,521	466,402
Marketing and selling, net	100,883	89,082	375,358
General and administrative, net	89,449	81,182	311,007
Total operating expenses	304,601	268,785	1,152,767
Operating income	149,707	105,364	489,053

Financial expenses, net	(38,957)	(31,185)	(151,125)
Other income, net	4,946	5,296	3,818
Income before income taxes	115,696	79,475	341,746
Taxes on income	(16,060)	(11,598)	(39,058)
	99,636	67,877	302,688

Equity in net earnings of affiliated companies	7,732	5,849	19,176

Net income	$107,368	$73,726	$321,864

Less: net income attributable to non-controlling interests	(285)	(53)	(726)
Net income attributable to Elbit Systems Ltd.'s shareholders	$107,083	$73,673	$321,138

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$2.40	$1.66	$7.22
Diluted net earnings per share	$2.35	$1.65	$7.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,592	44,462	44,480
Diluted earnings per share (in thousands)	45,546	44,659	44,709

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(US Dollars in thousands)

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$107,368	$73,726	$321,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,876	39,960	158,391
Stock-based compensation	5,737	2,412	15,760
Amortization of series B, C and D related issuance costs, net	110	134	493
Deferred income taxes and reserve, net	(758)	5,036	1,649
Loss (gain) on sale of property, plant and equipment	276	(322)	(596)
Loss on sale of investment, remeasurement of investments held under fair value method	50	158	18,136
Equity in net earnings of affiliated companies, net of dividend received (*)	(5,078)	(4,558)	(8,213)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(131,916)	(204,368)	(473,926)
Increase in inventories, net	(91,800)	(273,806)	(480,309)
Increase (decrease) in trade payables and other payables and accrued expenses	100,040	(146,130)	65,663
Severance, pension and termination indemnities, net	(10,129)	(9,308)	(40,159)
Increase in contract liabilities	167,799	510,679	955,857
Net cash (used in) provided by operating activities	183,575	(6,387)	534,610
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(22,670)	(80,024)	(215,051)
Investments in affiliated companies and other companies, net	(50)	(250)	(3,603)
Proceeds from sale of a subsidiary	—	7,376	7,376
Proceeds from sale of property, plant and equipment	371	4,362	4,107
Proceeds from sale of investments	—	—	18,594
Proceeds from (investment in) short-term deposits, net	(340,153)	(26,182)	9,923
Proceeds from sale of (investment in) long-term deposits, net	159	(598)	(180)
Net cash used in investing activities	(362,343)	(95,316)	(178,834)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	37	22	26
Issuance (repayment) of commercial paper, net	(40,036)	—	36,380
Repayment of long-term loans	(7,288)	(7,402)	(11,320)
Repayment of Series B, C and D Notes	—	—	(61,862)
Dividends paid	(22,273)	(22,231)	(88,958)
Change in short-term bank credit and loans, net	96,657	42,177	(162,120)
Net cash provided by (used in) financing activities	27,097	12,566	(287,854)

Net increase (decrease) in cash and cash equivalents	(151,671)	(89,137)	67,922
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$265,351	$197,429	$197,429
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$113,680	$108,292	$265,351
(*) Dividend received from affiliated companies	$2,654	$1,384	$10,963

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(US Dollars in millions)

Consolidated revenues by geographical regions:

	Three months ended March 31, 2025	%	Three months ended March 31, 2024	%	Year ended December 31, 2024	%
Israel	$609.1	32.1	$452.1	29.1	$1,988.0	29.1
North America	393.1	20.7	327.2	21.1	1,520.3	22.3
Europe	456.8	24.1	384.9	24.8	1,820.9	26.7
Asia-Pacific	343.3	18.1	307.1	19.8	1,132.7	16.6
Latin America	28.1	1.5	34.2	2.2	150.0	2.2
Other countries	65.4	3.5	48.5	3.0	216.0	3.1
Total revenue	$1,895.8	100.0	$1,554.0	100.0	$6,827.9	100.0

Consolidated revenues by segments:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024
Aerospace
External customers	$448.0	$367.6	$1,780.5
Intersegment revenue	56.3	54.4	255.8
Total	504.3	422.0	2,036.3
C4I and Cyber
External customers	204.2	184.5	750.6
Intersegment revenue	15.8	12.5	49.2
Total	220.0	197.0	799.8
ISTAR and EW
External customers	303.5	297.2	1,118.6
Intersegment revenue	57.5	48.9	199.4
Total	361.0	346.1	1,318.0
Land
External customers	539.2	360.7	1,605.1
Intersegment revenue	21.6	19.4	74.3
Total	560.8	380.1	1,679.4
ESA
External customers	400.9	344.0	1,573.1
Intersegment revenue	3.3	0.1	12.6
Total	404.2	344.1	1,585.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	2,050.3	1,689.3	7,419.2
Less - intersegment revenue	(154.5)	(135.3)	(591.3)
Total revenues	$1,895.8	$1,554.0	$6,827.9

Earnings Release
* Non-GAAP financial data:

The following non-GAAP financial data, including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company's shareholders, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses non-GAAP gross profit, non-GAAP operating income, and non-GAAP net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe non-GAAP gross profit, non-GAAP operating income, and non-GAAP net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses non-GAAP diluted net earnings per share attributed to Company's shareholders to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe non-GAAP diluted net earnings per share attributable to Company's shareholders is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three months ended March 31, 2025	Three months ended March 31, 2024	Year ended December 31, 2024
GAAP gross profit	$454.3	$374.1	$1,641.8
Adjustments:
Amortization of purchased intangible assets(*)	4.0	6.4	18.9
Stock based compensation	0.9	0.4	2.4
Uncompensated labor costs related to "Swords of Iron" war	1.4	2.5	7.9
Non-GAAP gross profit	$460.6	$383.4	$1,671.0
Percent of revenues	24.3%	24.7%	24.5%

GAAP operating income	$149.7	$105.4	$489.1
Adjustments:
Amortization of purchased intangible assets(*)	7.7	10.3	34.2
Stock based compensation	5.7	2.4	15.8
Uncompensated labor costs related to "Swords of Iron" war	2.0	3.5	11.3
Non-GAAP operating income	$165.1	$121.6	$550.4
Percent of revenues	8.7%	7.8%	8.1%

GAAP net income attributable to Elbit Systems’ shareholders	$107.1	$73.7	$321.1
Adjustments:
Amortization of purchased intangible assets(*)	7.7	10.3	34.2
Stock based compensation	5.7	2.4	15.8
Uncompensated labor costs related to "Swords of Iron" war	2.0	3.5	11.3
Capital gain	—	—	(2.0)
Revaluation of investment measured under fair value option	—	—	19.4
Non-operating foreign exchange gains	(4.1)	(7.5)	(0.6)
Tax effect and other tax items, net	(1.2)	(1.7)	(7.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$117.2	$80.7	$391.5
Percent of revenues	6.2%	5.2%	5.7%

GAAP diluted net EPS attributable to Elbit Systems' shareholders	$2.35	$1.65	$7.18
Adjustments, net	0.22	0.16	1.58
Non-GAAP diluted net EPS attributable to Elbit Systems' shareholders	$2.57	$1.81	$8.76
(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.